Steven M. Skolnick
Member of the Firm
Tel 973 597 2476
Fax 973 597 2477
skolnick@lowenstein.com

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Archfield
Re:	Coffee Holding Co., Inc. (the "Company") Form 10-K for the Fiscal Year Ended October 31, 2009 Filed January 28, 2010 File No. 1-32491

Dear Mr. Archfield:

The Company is in receipt of the letter of comment dated December 14, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  As discussed, the Company has requested an extension in its time to respond to the comment letter until Friday, January 7, 2011.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,

/s/ Steven Skolnick

cc:           Andrew Gordon, President & CEO – Coffee Holding Co.